UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2014

Commission File Number: 001-35976

Luxoft Holding, Inc

(Translation of registrant’s name into English)

Akara Building

24 De Castro Street Wickhams Cay 1

Road Town, Tortola

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On February 12, 2014 Luxoft Holding, Inc (the “Company”) issued a press release entitled “Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2013.” A copy of this press release is furnished as Exhibit 99.1 herewith.

The Company also announced that the Board of Directors of the Company (the “Board”) has appointed Ms. Esther Dyson as a Director of the Company. The appointment was effective immediately and is for a period that will last until the date of the next annual shareholders meeting, or until her successor is elected and qualified, or until her earlier death, resignation or removal in accordance with the Company’s articles of association.  Ms. Dyson will be entitled to receive the Company’s standard compensation available to non-employee directors.  Following this appointment, the Board consists of eight members: Messrs. Glen Granovsky, Anatoly Karachinsky, Marc Kasher, Dmitry Loshchinin, Sergey Matsotsky, Vladimir Morozov, Thomas Reeve Pickering, and Ms. Esther Dyson.

A brief summary of Ms. Dyson’s profile is as follows:

Esther Dyson, 62, is the founder of HICCup (Health Initiative Coordinating Council), a not-for-profit organization focused on community health, since May 2013.  Previously, she worked as a technology analyst and a journalist at Forbes, New Court Securities and Oppenheimer & Co.  Ms. Dyson worked as editor-in-chief for and was chairman of EDventure Holdings from 1983, until selling the company to CNET in 2004. Ms. Dyson is a member of the boards of 23andMe, Eventful, Meetup Inc., NewspaperDirect, PA Consulting, Personal Inc., Voxiva, WPP Group (WPPG), XCOR Aerospace, and Yandex (YNDX). She was the founding chairman of ICANN, the Internet Corporation for Assigned Names and Numbers (1998-2000).  Between 1997 and 2013, Ms. Dyson was a member of the Advisory Board of IBS Group Holding Limited, a shareholder of the Company.  Ms. Dyson brings to the Board extensive experience as a start-up investor and philanthropist focused on breakthroughs in health production, government and commercial transparency, digital technology, biotechnology, and space and her involvement in various capacities in major developments in computing technology, the future of technology innovations and their impact on business, society and individuals since the early 1980s.

Esther Dyson holds a BA in economics from Harvard University and a certificate of training completion from Yuri Gagarin Cosmonaut Training Center, where she served as a backup to space tourist Charles Simonyi.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOFT HOLDING, INC
Date: February 12, 2014	By:	/s/ Roman Yakushkin
Name: Roman Yakushkin
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated February 12, 2014 titled “Luxoft Holding, Inc Reports Results for Three and Nine Months Ended December 31, 2013.”